Exhibit 1.3

Oi S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 76.535.764/0001-43

Company Registry (NIRE): 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), informs its shareholders and the market in general that, on this date, PT Portugal, SGPS, S.A. (“PT Portugal”), as issuer, and Oi, as guarantor, called the holders of the €400,000,000 6.25% Notes due 2016 issued under the €7,500,000,000 Euro Medium Term Note Programme of Portugal Telecom International Finance B.V. (“PTIF”) and Portugal Telecom, SGPS, S.A (“PT SGPS”) (the “Notes”) to meet at a general meeting to discuss and, if accepted, approve the substitution, in place of PT Portugal, of PTIF as issuer and principal obligor under the Notes, and the grant to the holders of the Notes an option to redeem their Notes. If approved, the effectiveness of the proposal will be conditioned on the completion of Oi’s sale of PT Portugal to Altice Portugal S.A. and Altice S.A. (the “Proposal”)

The principal documents related to the solicitation of the consents to the Proposal from holders of the Notes (the “Consent Solicitation”) are attached herein.

The Company will keep its shareholders and the market in general informed of any relevant subsequent events related to the topics discussed in this notice.

Rio de Janeiro, April 9, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

Important Notices:

Before making a decision with respect to the Consent Solicitation, Noteholders should carefully consider all of the information contained in the Consent Solicitation Memorandum. This announcement does not constitute an offer to buy, a solicitation of an offer to sell or a solicitation of consents. The Consent Solicitation is being made solely pursuant to the Consent Solicitation Memorandum.

Neither the Consent Solicitation Memorandum nor any related documents (including this announcement) have been filed with, or reviewed by, any national or local securities commission or regulatory authority of the United States of America or any other jurisdiction, nor has any such commission or authority passed upon the accuracy or adequacy of the Consent Solicitation Memorandum nor any related documents (including this announcement). Any representation to the contrary is unlawful and may be a criminal offence.

The Consent Solicitation is made for the securities of a non U.S. company. The Consent Solicitation is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since PT Portugal and Oi are located in foreign countries, and some or all of their officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.